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SE( 19005883

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50043 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAROLINA SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8400 HARBISON WAY
(No. and Street)

| RALEIGH | NC | 27615 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP 239-810-9646
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

| 100 E SYBELIA AVE, STE 130 | MAITLAND | FL | 32751 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section

FEB 28 2019

Washington DC 413

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

# OATH OR AFFIRMATION

I, ANDREW BURCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAROLINA SECURITIES, INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pender County, NC

Signature

President

Title

Notary Public

GAYLE J. DETWILER
NOTARY
My Commission Expires March 6, 2022
PUBLIC
PENDER COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Ohab and Company, P.A.**

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Carolina Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Carolina Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Carolina Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Carolina Securities, Inc. stated that Carolina Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Carolina Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carolina Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 19, 2019

# Carolina Securities, Inc.
(MEMBER FINRA)

## BROKER DEALERS ANNUAL EXEMPTION REPORT

Carolina Securities, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Carolina Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

Andrew Burch, President

Andrew Burch
February 17, 2019

# Carolina Securities, Inc.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2018
AND INDEPENDENT AUDITORS' REPORT

# Carolina Securities, Inc.

## Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Carolina Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Carolina Securities, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carolina Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility Carolina Securities, Inc.'s management. Our responsibility is to express an opinion on Carolina Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carolina Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Schedule I (see page number 9) has been subjected to audit procedures performed in conjunction with the audit of Carolina Securities, Inc.'s financial statements. The supplemental information is the responsibility of Carolina Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Carolina Securities, Inc.'s auditor since 2016.

Maitland, Florida

February 21, 2019

# Carolina Securities, Inc.

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2018**

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash | $ | 9,203 |
| Shareholder loan | | 998 |
| Property and equipment, at cost, less accumulated depreciation and amortization of $137 | | 891 |
| Prepaid expenses | | 720 |
| Total current assets | | 11,812 |
| TOTAL | $ | 11,812 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 688 |
| Total current liabilities | | 688 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, $0.01 par value; 100,000 shares authorized, 200 shares issued and outstanding | | 2 |
| Additional paid-in capital | | 114,052 |
| Accumulated deficit | | (102,930) |
| Total stockholder's equity | | 11,124 |
| TOTAL | $ | 11,812 |

See Independent Auditors' Report and
Notes to Financial Statements.

# Carolina Securities, Inc.

**STATEMENT OF OPERATIONS**
**DECEMBER 31, 2018**

| | | |
|---|---|---|
| **REVENUE:** | | |
| Investment banking fees | $ | 22,000 |
| Total revenue | | 22,000 |
| **OPERATING EXPENSES:** | | |
| Advertising & Marketing | | 186 |
| Telecommunications | | 1,403 |
| Postage and Delivery | | 203 |
| Computers & Related | | 1,512 |
| Regulatory Fees | | 2,542 |
| Taxes | | 375 |
| Dues and Subscriptions | | 639 |
| Office Supplies | | 473 |
| Professional Fees | | 6,994 |
| Travel & Entertainment | | 2,217 |
| Other Expenses | | 552 |
| Total expenses | | 17,096 |
| **Net income** | $ | 4,904 |

See Independent Auditors' Report and
Notes to Financial Statements.

# Carolina Securities, Inc.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2018

| | Common Stock | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | No. Shares | | Amount | | Additional paid-in capital | | Retained earnings (Accumulated deficit) | | Total |
| Balance, DECEMBER 31, 2017 | 200 | $ | 2 | $ | 114,052 | $ | (102,834) | $ | 11,220 |
| Net Income | | | | | | | 4,904 | | 4,904 |
| Stockholder Distributions | | | | | | | (5,000) | | (5,000) |
| Balance, DECEMBER 31, 2018 | 200 | $ | 2 | $ | 114,052 | $ | (102,930) | $ | 11,124 |

See Independent Auditors' Report and
Notes to Financial Statements.

# Carolina Securities, Inc.

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2018**

| | | |
|---|---|---|
| **OPERATING ACTIVITIES:** | | |
| Net income | $ | 4,904 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Decrease in depreciation and amortization | | 137 |
| Increase in shareholder loan | | (666) |
| Decrease in deposits | | 856 |
| Increase in prepaid expenses | | (720) |
| Increase in accounts payable and accrued expenses | | 542 |
| Net cash provided by operating activities | | 5,053 |
| Adjustments to reconcile net income to net cash used by investing activities | | |
| Purchase of fixed assets | | (1,028) |
| Net cash used by investing activities | | (1,028) |
| Adjustments to reconcile net income to net cash used by financing activities | | |
| Stockholder Distributions | | (5,000) |
| Net cash used by financing activities | | (5,000) |
| **NET DECREASE IN CASH** | | (975) |
| **CASH AT BEGINNING OF YEAR** | | 10,178 |
| **CASH AT END OF YEAR** | $ | 9,203 |

See Independent Auditors' Report and
Notes to Financial Statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

Carolina Securities, Inc. (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on **June 11, 1997**. The Company is an independent, private equity placement and advisory firm focused on fund formation and marketing for highly differentiated, alternative institutional investment managers.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition
On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking M&A advisory fees.

Revenue from Contracts with Customers
Investment banking, merger and acquisition (M&A) services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Income Taxes
The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision for liability for income taxes is necessary. The shareholder and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for the tax years before 2014.

Property and Equipment
Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be five years. Depreciation expense for the year ended December 31, 2018 equaled $137.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2018, the Company had net capital of $8,515 which was $3,515 in excess of its required net capital of $5,000 The Company's percentage of aggregate indebtedness to net capital was 8.08%.

## 4. COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

## 5. CONCENTRATION

There was a 55% concentration of revenue earned from one customer.

## 6. RELATED PARTY TRANSACTIONS

As of December 31, 2018, there was a shareholder loan on the balance sheet totaling $998.

## 7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 *pursuant to paragraph (k)(2)(i) of the rule.*

## 8. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

## 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 19, 2019, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

# Carolina Securities, Inc.

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2018**

**SCHEDULE 1**

| | |
|---|---|
| **TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL** | $ 11,124 |
| **DEDUCTIONS AND/OR CHARGES:** | |
| Non-allowable assets: | |
| Shareholder loan | (998) |
| Property and equipment-net | (891) |
| Prepaid expenses and deposits | (720) |
| **NET CAPITAL** | $ 8,515 |
| **AGGREGATE INDEBTEDNESS -** | |
| Accounts payable and accrued expenses | 688 |
| Total aggregate indebtedness | $ 688 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -** | |
| Minimum net capital required | $ 5,000 |
| Excess net capital | 3,515 |
| Percentage of aggregate indebtedness to net capital | 8.08% |

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

See Independent Auditors' Report